

March 4, 2014

<u>Via E-mail</u>
Tommie Ray
President
Have Gun Will Travel Entertainment, Inc.
5850 Canoga Avenue, 4th Floor
Woodland Hills, CA 91367-6554

> **Re: Have Gun Will Travel Entertainment, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 5, 2014**
> **File No. 333-193768**

Dear Mr. Ray:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that the shares will be sold exclusively by Mr. Ray for no consideration, but that you may utilize brokers, dealers, finders and agents to assist you with the offering. Please tell us, with a view towards revised disclosure, how you intend to comply with the provisions of Rules 10b-9 and 15c2-4 of the Exchange Act, as applicable

2. Revise the cover page and the appropriate sections of the prospectus to disclose when you expect to add brokers and how you expect to comply with applicable regulations pertaining to the use of brokers in your transaction. Disclose any impediments you are currently aware of with respect to including brokers.

3. The company appears to be a "shell company" as defined in Rule 405 of the Securities Act. Please tell us the basis for your determination that the company is

not a "shell company," or revise the disclosure throughout your prospectus to reflect this designation.

4. Since Mr. Ray is your sole officer and director, please revise throughout your prospectus to remove inappropriate references to plural "officers" and "directors."

5. Please revise to eliminate marketing language throughout your prospectus. We believe that this language is inappropriate because it neither provides nor enhances relevant and meaningful disclosure that investors can use to make an informed investment decision. Here are some examples of what we mean:
    - "Have Gun Will Travel Entertainment, Inc. is an emerging forward-thinking full-service pre-production company dedicated to the creation of original concepts and programming with a bold and innovative edge in the reality television space" (page 5);
    - "[Mr. Ray's] first-hand acting and directing experience, numerous industry contacts and a dedication to produce projects that are both creatively distinctive and commercially rewarding uniquely position the Company to become a premier reality television production company that creates, packages and produces groundbreaking programming in the reality TV formats" (page 21);
    - "…we ensure from the very beginning that the idea is innovative and thrilling." (page 23); and
    - "We take pride in our capacity to create show concepts spanning the entire creative spectrum and are committed to making quality groundbreaking television." (page 29).

6. Revise your prospectus to eliminate references to speculative future events that are written in the present tense, as though they are already occurring or can reasonably be expected to occur. Alternatively, explain your basis for believing that these events have already taken place. For example, each of these sentences should be recast to be conditional and prospective:
    - "The Company *develops* reality TV programming content in-house" (page 6);
    - "The Company's growth strategy is currently set as a three-stage initiative *that will culminate* within the next few years. The first stage *will include* hiring additional key management, adding to the Board of Directors, *and securing* the vital agreements required to enter and participate in the lucrative fields of the Reality TV production industry, as well as capitalize on the demand for quality reality TV entertainment." (page 7);
    - "In the third phase of HGWT's growth strategy, the management *will* direct its attention towards vertically integrating the operations that were previously outsourced, and becoming a premier full-service multi-faceted television production company that develops, sells, produces, packages and licenses shows and formats domestically and internationally." (page7);

- "We *create* reality TV entertainment products…" (page 10);
- "With respect to intellectual property *developed* by the Company…" (page 11);
- "We do not produce reality shows, we *sell* our concepts to independent producers and production companies to be produced and distributed." (page 21);
- "This phase *will last approximately 12 to 18 months,* and *will* serve to provide proof-of-concept for the Company in a highly cost-effective manner." (page 27); and
- "Currently, we *are relying on* equity capital and sales of our reality TV programming content" (page 31).

Cover Page of Registration Statement

7. Since this is the company's initial public offering, it appears that the registration fee should be calculated by reference to Rule 457(a). Please revise footnote 1 to the fee table to eliminate the reference to Rule 457(c).

Cover Page of Prospectus

8. Revise the fifth paragraph on the cover page, the penultimate risk factor on page 15 and throughout your prospectus to clarify that there is no guarantee that the company's shares will ever be quoted on the OTCQB or any exchange.

Prospectus Summary, page 5
Business Description, page 5

9. Disclose in one of the opening paragraphs that the company has sold no products and generated no revenues, has net losses to date, and the fact that your auditor has expressed substantial doubt regarding the company's ability to continue as a going concern.

10. Please disclose in the Summary your cash on hand, your monthly expenses (or "burn rate"), the amount of expenses you expect to incur during the 180 days of the offering, and how long your current cash will fund your requirements.

11. Here and on page 30, provide a basis for your belief that you will need a minimum of $40,000 in capital.

12. You appear to have taken very few concrete steps to implement your business plan to date. Given that you may not be able to raise enough in the offering to cover the costs of the offering, please address in the Summary the risk to investors that you may not raise a sufficient amount of capital to commence operations and implement your business plan. Please make conforming changes to the Risk Factors and Business sections in response to this comment.

13. We note your disclosure on page five that the company "has several projects in development." Revise to provide investors with a brief summary of what the referenced projects entail, where they are in the process of development, what steps you will take to complete them, and describe the company's timing expectations. Please also include a cross-reference to the more complete discussion of these projects in your Business section.

14. We note your disclosure that as an "emerging growth company" under the JOBS Act, you are exempt from certain obligations of the Exchange Act including those found in Section 14A(a) and (b) related to shareholder approval of executive compensation and golden parachute compensation and Section 404(b) of the Sarbanes-Oxley Act of 2002 related to the requirement that management assess the effectiveness of the company's internal control for financial reporting. Please note that Section 103 of the JOBS Act provides that an EGC is not required to comply with the requirement to provide an auditor's attestation of ICFR under Section 404(b) of the Sarbanes-Oxley Act for as long as it qualifies as an EGC. An EGC is not exempt from the requirement to perform management's assessment of internal control over financial reporting. Please revise your disclosure accordingly.

15. You state here and elsewhere that you have one project under review with a prospective buyer. Please tell us how long you expect this review to take. Please also confirm that you will revise this disclosure with any material developments related to this project.

Product Development, page 6

16. Refer to your disclosure that "Our president, Mr. Ray, currently handles all aspects of content development…" Revise to clarify that Mr. Ray is not actually producing content or programming, only furnishing conceptual frameworks to others. Explain what you mean by "all aspects of content development."

Our Growth Strategy, page 7

17. Reconcile the disclosure on page 28, under the caption "Industry Economics and Forecast," with the disclosure on page 7 that you intend to capitalize on the demand for quality reality TV entertainment. The Industry Economics disclosure appears to state that demand for reality TV may be falling, while the disclosure on page 7 appears to tie the company's growth strategy to a robust market.

The Terms of the Offering, page 7

18. Clarify in this tabular presentation that no minimum number of shares need be purchased for the offering to be consummated.

Risk Factors, page 9
Risks Relating to Have Gun Will Travel Entertainment, Inc., page 9

19. Add a risk factor to this section stating that the company has no operating history, has been in existence for a very short period of time, has not generated any revenue, and can provide no assurances that it will generate any revenue in the future.

Projections May be Inaccurate and Actual Results may be Materially Worse, page 10

20. We were unable to locate any projections in your prospectus. Please advise, or delete this risk factor as inapplicable to the offering.

Competition from Other Reality TV Show Producers and Production Companies, page 11

21. Expand this risk factor to include some of the other salient aspects of competition in your industry, including the fact that there are relatively low barriers to entry, a limited number of consumers of the company's product, and a number of well-established providers of similar services. In this regard, state here or in a separate risk factor that the company does not currently have any relationships or agreements with independent TV producers, producer's agents, or TV executives, as you note on page 6.

Dependence on the Maintenance of Intellectual Property Rights in Our Products, page 11

22. Revise this risk factor to clarify that the company has not developed any intellectual property to date, or advise us of what property the company is currently incurring costs to protect and quantify those costs.

Loss of Services of Key Man, page 11

23. Clarify the risk described to highlight the fact that Tommie Ray is the sole contributor of reality TV concepts to the company, as well as its sole officer, director, employee and current investor. Revise your statement that Mr. Ray would be difficult to replace to more accurately state the risk.

Risks of Purchasing Shares, page 13

24. Provide a risk factor detailing the risks to investors associated with not having a minimum offer amount.

Use of Proceeds, page 16

25. We note your disclosure in footnote (2) to the table on page 16 that you may pay selling commissions to brokers and dealers of up to 10%. Disclose the impact

that paying these commissions would have on the Use of Proceeds and Liquidity of the company.

26. If you will require material amounts of additional funds to carry out your specified goals, disclose the amounts and sources of those funds. We note, in particular, that there is no minimum offering amount. See Instruction 3 to Item 504 or Regulation S-K.

27. Working Capital is a term of art that means current assets less current liabilities. Please revise footnote (3) to the Use of Proceeds table to clarify your use of the term.

28. You state on page 7 that you intend to use certain of the proceeds of the offering for salaries. You also include a row in the use of proceeds table for officer and employee salaries, with no proceeds allocated for such uses. Please reconcile the inconsistency.

29. Please add a footnote to the use of proceeds table explaining the nature of the general and administrative expenses you expect to incur.

30. Please tell us, with a view towards revised disclosure, if any of the proceeds of the offering will be utilized to cover the costs associated with being a reporting company. If not, please explain how you intend to cover such costs.

Dilution Of The Price You Pay For Your Shares, page 16

31. We note that you have included a table on page 19 which shows the relative cash investment and stock ownership of current and new investors. We also note that your disclosure indicates that current stockholders cash investment was $8,500. In light of the fact that the current shareholder paid $20,000 cash for the 8,500,000 shares of stock issued to him as indicated in your financial statements, it would appear that this amount should be revised to reflect the $20,000 cash investment from your current stockholders. Please revise.

Plan of Distribution, page 20

32. Confirm your understanding that, pursuant to the undertakings you made in Part II of the Registration Statement under Rule 512(a)(1)(iii) of Regulation S-K, the entry into arrangements with brokers, dealers, finders or selling agents to participate in this offering may constitute a material change to the Plan of Distribution, the details of which you must disclose in an amendment to the Registration Statement prior to effectiveness if that is when the change occurs, or in a Post-Effective amendment if such arrangements are made after the Registration Statement has been declared effective. Please also confirm that you will file any related underwriting agreements or material contracts as exhibits as required by Item 601(b)(1) and (10) of Regulation S-K.

33. We note that Mr. Ray may purchase shares in the offering. Please tell us, with a view towards revised disclosure, the extent to which the limitations imposed by Regulation M apply to Mr. Ray and his activities during and following the offering.

Business, page 21

34. Please furnish a business description that is consistent with the requirements of Item 101 of Regulation S-K, as applicable. In particular, furnish the disclosure concerning patents, trademarks and licenses required by Item 101(h)(4)(vii), which for the company might include copyrights on the concepts it is marketing— if it is not possible to copyright or otherwise protect such work, state that in the disclosure; the information about dependence on a small number of customers required by Item 101(h)(4)(vi); and, if material, information about any research and development you have undertaken or plan to undertake about marketable reality TV concepts as required by Item 101(h)(4)(x).

35. Provide detail and quantify your statement in the second paragraph on page 22 that you will engage seasoned professionals to carry out your business. Quantify numbers of expected employees, timing, and related costs.

Industry Economics and Forecast, page 28

36. It is not clear why this section, which deals largely with the production of reality TV rather than the development of reality TV concepts, is relevant to investors in the company. It also appears that a large portion of the disclosure in this section has been copied from the IBISWorld report referenced in the first paragraph. Please revise to explain the relevance of this section and please tell us whether you have received permission to duplicate portions of the referenced report.

37. Please ensure that you attribute all market data in this section to the applicable source. If all such data is from the same source, please revise to clarify. Please also revise the disclosure to clarify that certain of the industry data is over a year and a half old and may not represent the most current information about the industry.

Management's Discussion and Analysis or Plan of Operations, page 30

38. We note that you are a development stage company with nominal operations and no revenues to date. As such, please include a plan of operation for the company. In particular, please discuss the timelines, projected costs, milestones, and additional financing needed, as well as your plans for obtaining such additional financing, for the development of your business over the next 12 months. Please also disclose how and when you expect to start generating revenue.

Description of Property, page 33

39. Revise your disclosure to clarify that Have Gun Will Travel Entertainment does not own any property within the meaning of Item 102 of Regulation S-K. It appears that your headquarters is located in a virtual office space for which you must pay additional amounts to use conference rooms and lobby space. If this is true, please add it to your disclosure. Please also disclose whether Mr. Ray uses this office space, or some other space, to develop ideas for the business.

Directors, Executive Officers, Promoters and Control Persons, page 33

40. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Ray should serve as your director. Refer to Item 401(e)(1) of Regulation S-K.

41. Please provide us the basis for your statement that Mr. Ray is "mostly known mostly known for States of Grace (2005), Life at the Resort (2011), and Year of the Rat (2011) which he also co-directed." In doing so, please explain what particular roles Mr. Ray played in each such production. Please also tell us, with a view towards revised disclosure, whether Mr. Ray has any other business experience in the last five years. If not, please revise to clarify what Mr. Ray has been doing during that period.

Financial Statements, page 40

42. Note 8 to your financial statements refers to the Private Securities Litigation Reform Act of 1995. The Act does not apply to statements made in connection with an initial public offering. See Sec. 27A(b)(2)(D) of the Securities Act. Revise your prospectus accordingly.

43. Please revise Note 8 to remove the reference to Riverdale Capital Ltd., or advise us as to why this is relevant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at (202) 551-3267 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Matthew McMurdo, Esq.